Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 7, 2020

VIA EDGAR TRANSMISSION

Mr. Jeffrey Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Mr. Long:

The purpose of this letter is to respond to the comments you provided to officers of the Trust on January 8, 2020, regarding the review of the most recent annual report (the “Report”) and other filings for certain series of the Trust. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

1.
The Staff noted that the Report for the Nuance Concentrated Value Fund (the “Concentrated Value Fund”) filed on July 8, 2019 indicates that the since inception returns for the Investor Class (no load) of the Concentrated Value Fund were 12.32% as of April 30, 2019 in the management discussion of fund performance (“MDFP”) section on page 1 of the Report. The Staff notes that the since inception returns for the Investor Class (no load) of the Concentrated Value Fund were 10.67% as of April 30, 2019 in the average annual returns table on page 3 of the Report. Please explain the difference in returns shown for the same class.

The Trust responds by noting that the MDFP on page 1 of the Report shows Investor Class returns for the period since July 31, 2012, the inception date of the Investor Class shares. The Investor Class returns in the table on page 3 show returns for the Investor Class with synthetic returns going back to the inception date of the Concentrated Value Fund’s Institutional Class, accompanied by the following footnote: “Period from Fund inception through April 30, 2019.  The Institutional Class shares commenced operations on May 31, 2011 and Investor Class shares commenced operations on July 31, 2012.  Performance shown for the Investor Class prior to inception of the Investor Class shares is based on the performance of the Institutional Class shares, adjusted for the higher expenses applicable to Investor Class shares.” Going forward, the Trust undertakes to be consistent in its presentation of Concentrated Value Fund performance throughout the Report.

2.
The Staff notes that the Great Lakes Bond Fund (the “Bond Fund”) holds a significant number of securities which are indexed to the London Interbank Offered Rate (“LIBOR”). Given the planned discontinuation of LIBOR, the Staff asks that the Trust evaluate whether additional prospectus disclosure is needed with respect to securities indexed to LIBOR.

The Trust notes that as of March 31, 2019, the Bond Fund held approximately 13.1% of its total assets in securities that were indexed to LIBOR. The Trust undertakes to review the Bond Fund’s portfolio at the time of the next update to the Fund’s registration statement. To the extent the Bond Fund continues to hold a significant amount of the Fund’s total assets in securities indexed to LIBOR, the Trust will consider adding additional disclosure related to the use of LIBOR.

3.
The Staff notes that as of March 31, 2019, Lafoba & Co. (“Lafoba”) held 67.79% of the Bond Fund’s outstanding shares and 42.63% of the Great Lakes Disciplined Equity Fund’s outstanding shares. In addition, the Staff notes that as of August 31, 2019, Minnesota Life Insurance Company (“Minnesota Life”) held 66.7% of the outstanding shares Securian AM Dynamic Managed Volatility Fund and 35.6% of the outstanding shares of the Securian AM Real Asset Income Fund. The Staff asks that the Trust consider whether each Fund's prospectus should include additional disclosure relating to shareholder concentration.

The Trust undertakes to review and consider adding a shareholder concentration risk at the time of the next registration statement for the Funds noted. In the case of the Funds noted by the Staff, the Trust does not currently believe a concentration risk is appropriate. In each case, the Fund is subject to an operating expenses limitation agreement that would mitigate the impact on shareholders of any significant redemption. In addition, each of Lafoba and Minnesota Life is a shareholder of record comprised of several underlying accounts.

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary